FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

14 March 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2016)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2017 as a part of variable pay for the performance year ended 31 December 2016.

On 12 March 2019, the second tranche of the Awards granted in 2017 vested and the following transactions took place in London.

Other PDMRs

Name	Additional Shares issued in lieu of the 2018 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.2409 per Share2
Patrick Burke	2,368	24,640	13,114
Paulo Maia	1,204	12,529	4,386
Charlie Nunn	737	7,672	3,606
Peter Wong	2,326	24,192	3,629

1 At US$8.2417 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 21 and 27 February 2019, converted into USD.
2 Includes shares sold to cover withholding tax.

2.   Annual Incentive awards (Performance Year 2015)
Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2016 as a part of variable pay for the performance year ended 31 December 2015.

On 13 March 2019, the final tranche of the Awards granted in 2016 vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the 2018 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.2099 per Share2
John Flint	1,296	52,162	24,517
Marc Moses	545	21,915	21,915

Other PDMRs

Name	Additional Shares issued in lieu of the 2018 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.2099 per Share2
Samir Assaf	1,809	72,776	34,205
Patrick Burke	1,467	59,043	31,423
Andy Maguire	1,070	43,059	20,238
Paulo Maia	710	28,598	10,010
Charlie Nunn	368	14,792	6,953
Noel Quinn	853	34,346	16,143
Antonio Simoes	988	39,770	18,692
Ian Stuart	860	34,604	16,264
Peter Wong	1,353	54,435	8,166

1 At US$8.2417 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 21 and 27 February 2019, converted into USD.
2 Includes shares sold to cover withholding tax.

The Directors are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.

3.   Share Dealing

On 13 March 2019, John Flint exercised and held 4,447 US$0.50 ordinary shares under the HSBC Savings-Related Share Option Plan.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Flint

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	1,296	US$10,681.24
		Aggregated	US$8.242	1,296	US$10,681.24

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	52,162	£326,794.93
		Aggregated	£6.265	52,162	£326,794.93

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	24,517	£152,248.12
		Aggregated	£6.21	24,517	£152,248.12

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£4.05	4,447	£17,997.90
		Aggregated	£4.047	4,447	£17,997.90

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	545	US$4,491.73
		Aggregated	US$8.242	545	US$4,491.73

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	21,915	£137,297.48
		Aggregated	£6.265	21,915	£137,297.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	21,915	£136,089.96
		Aggregated	£6.21	21,915	£136,089.96

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total

			US$8.24	1,809	US$14,909.24
		Aggregated	US$8.242	1,809	US$14,909.24

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	72,776	£455,941.64
		Aggregated	£6.265	72,776	£455,941.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	34,205	£212,409.63
		Aggregated	£6.21	34,205	£212,409.63

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	2,368	US$19,516.35
		Aggregated	US$8.242	2,368	US$19,516.35

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	24,640	£153,876.80
		Aggregated	£6.245	24,640	£153,876.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.24	13,114	£81,843.16
		Aggregated	£6.241	13,114	£81,843.16

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	1,467	US$12,090.57
		Aggregated	US$8.242	1,467	US$12,090.57

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	59,043	£369,904.40
		Aggregated	£6.265	59,043	£369,904.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	31,423	£195,133.69
		Aggregated	£6.21	31,423	£195,133.69

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Andy Maguire

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total

			US$8.24	1,070	US$8,818.62
		Aggregated	US$8.242	1,070	US$8,818.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	43,059	£269,764.64
		Aggregated	£6.265	43,059	£269,764.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	20,238	£125,675.96
		Aggregated	£6.21	20,238	£125,675.96

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	1,204	US$9,923.01
		Aggregated	US$8.242	1,204	US$9,923.01

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	12,529	£78,243.60
		Aggregated	£6.245	12,529	£78,243.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.24	4,386	£27,372.59
		Aggregated	£6.241	4,386	£27,372.59

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	710	US$5,851.61
		Aggregated	US$8.242	710	US$5,851.61

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	28,598	£179,166.47
		Aggregated	£6.265	28,598	£179,166.47

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	10,010	£62,161.10
		Aggregated	£6.21	10,010	£62,161.10

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	737	US$6,074.13
		Aggregated	US$8.242	737	US$6,074.13

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	7,672	£47,911.64
		Aggregated	£6.245	7,672	£47,911.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.24	3,606	£22,504.69
		Aggregated	£6.241	3,606	£22,504.69

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	368	US$3,032.95
		Aggregated	US$8.242	368	US$3,032.95

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	14,792	£92,671.88
		Aggregated	£6.265	14,792	£92,671.88

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	6,953	£43,177.43
		Aggregated	£6.21	6,953	£43,177.43

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total

			US$8.24	853	US$7,030.17
		Aggregated	US$8.242	853	US$7,030.17

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	34,346	£215,177.69
		Aggregated	£6.265	34,346	£215,177.69

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	16,143	£100,246.42
		Aggregated	£6.21	16,143	£100,246.42

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Antonio Simoes

2 - Reason for the notification

Position/status			Chief Executive, Global Private Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total

			US$8.24	988	US$8,142.80
		Aggregated	US$8.242	988	US$8,142.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	39,770	£249,159.05
		Aggregated	£6.265	39,770	£249,159.05

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	18,692	£116,075.45
		Aggregated	£6.21	18,692	£116,075.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total

			US$8.24	860	US$7,087.86
		Aggregated	US$8.242	860	US$7,087.86

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	34,604	£216,794.06
		Aggregated	£6.265	34,604	£216,794.06

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	16,264	£100,997.81
		Aggregated	£6.21	16,264	£100,997.81

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	2,326	US$19,170.19
		Aggregated	US$8.242	2,326	US$19,170.19

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.24	24,192	£151,079.04
		Aggregated	£6.245	24,192	£151,079.04

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.24	3,629	£22,648.23
		Aggregated	£6.241	3,629	£22,648.23

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$8.24	1,353	US$11,151.02
		Aggregated	US$8.242	1,353	US$11,151.02

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.26	54,435	£341,035.28
		Aggregated	£6.265	54,435	£341,035.28

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.21	8,166	£50,710.04
		Aggregated	£6.21	8,166	£50,710.04

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 14 March 2019